SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 31)


                           Archstone Communities Trust
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                                (Name of Issuer)


         Common Shares of Beneficial Interest, Par Value $1.00 Per Share
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                         (Title of Class of Securities)


                                   039581 10 3
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                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 5, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   039581 10 3                       Page     2        of        Pages
            -----------                             -------        -------
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------------ -------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Security Capital Group Incorporated
                  36-3692698
------------ -------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [ ]
------------ -------------------------------------------------------------------
     3
             SEC USE ONLY

------------ -------------------------------------------------------------------
     4
             SOURCE OF FUNDS

------------ -------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

------------ -------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland
------------ -------------------------------------------------------------------
------------------------- ---------- -------------------------------------------
                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        31,721,214
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- ---------- -------------------------------------------
                              8
                                     SHARED VOTING POWER

                                          0
------------------------- ---------- -------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          31,721,214
------------------------- ---------- -------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          0
------------------------- ---------- -------------------------------------------
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  31,721,214
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.933%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  C0
------------ -------------------------------------------------------------------

                                  SCHEDULE 13D

         This Amendment No. 31 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990, and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("Security Capital"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991,  November 8, 1991,  December 3, 1991, April 23, 1992,
September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12, 1994, August 24, 1994, October 7,
1994,  December 6, 1994, March 23, 1995, April 30, 1997,  October 8, 1997, April
3, 1998, July 7, 1998, April 21, 2000, July 24, 2000, and November 8, 2000.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Archstone Communities Trust, a Maryland real estate investment trust (the "Company"), the principal executive offices of which are at 7670 South Chester Street, Englewood, Colorado 80112. The Company was formerly known as Security Capital Pacific Trust.


ITEM 4.  PURPOSE OF TRANSACTION.

         Except as described below, there are no other changes to report from the responses previously provided in response to this Item requirement.

     On November 8, 2000, Security Capital caused the Company to file a registration statement on Form S-3 to register with the Securities and Exchange Commission ("SEC") all 35,471,214 Common Shares of the Company owned by Security Capital. The registration statement was declared effective by the SEC on November 22, 2000.

     On November 30, 2000, Security Capital agreed to sell to an institutional investor 3,750,000 Common Shares at a price of $23.125 per share, pursuant to the registration statement. The sale was a privately negotiated transaction between Security Capital and the purchaser. No commissions were paid in connection with the transaction. The transaction settled on December 5, 2000.

     Security Capital currently owns 31,721,214 Common Shares, or 25.933% of the outstanding Common Shares.

         Security Capital intends to maintain its position as the principal shareholder of the Company and intends to continue to play a major role in the direction of the Company for the purpose of maximizing the value of the Company so long as Security Capital continues to own its Common Shares.


         Except as set forth in this Item 4, Security Capital presently has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Security Capital may at any time reconsider and change its plans or proposals relating to the foregoing.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a),(b) The following table sets forth, as of November 30, 2000, the beneficial ownership of Common Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.



                                            Number of Shares     Percent of All
                Name                     Beneficially Owned (1)      Shares
                ----                     ----------------------  --------------

Security Capital Group Incorporated (2)      31,721,214             25.933% (3)
C. Ronald Blankenship (4)                        36,030               *
Samuel W. Bodman (5)                                775               *
Hermann Buerger                                       0               *
John P. Frazee, Jr.                                   0               *
Cyrus F. Freidheim, Jr.                               0               *
H. Laurance Fuller (6)                            1,110               *
Ray L. Hunt (7)                                  46,803               *
John T. Kelley, III (8)                          59,835               *
William D. Sanders                                    0               *
Peter S. Willmott                                18,922               *
Thomas G. Wattles (9)                                12               *
Thomas B. Allin                                       0               *
C. Robert Heaton, Jr.                                 0               *
Jeffrey A. Klopf                                      0               *
Anthony R. Manno, Jr. (10)                         1,502              *
Caroline S. McBride                                   0               *
Constance B. Moore                                    0               *
A. Richard Moore, Jr.                                 0               *
Jeremy J. Plummer                                     0               *
Kenneth D. Statz                                      0               *
Donald E. Suter                                       0               *
James C. Swaim                                        0               *
Paul E. Szurek                                        0               *
Jean-Francois Van Hecke                               0               *


*  Less than 1%

(1) For each person who owns options that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options and that no other person has exercised any outstanding options.



(2) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital.

(3) Gives effect to the sale of 3,750,000 shares at $23.125 per share, which sale was agreed to on November 30, 2000, and settled on December 5, 2000.
(4) Includes 14,936 Common Shares owned by a corporation of which Mr. Blankenship is the controlling shareholder.

(5)   Common Shares held in Diane Barber Bodman's IRA account.

(6)   Includes 555 Common Shares held by Mr. Fuller's wife.

(7) Includes 2,005 Common Shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney, 32,931 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 2,005 Common Shares held by a corporation which Mr. Hunt owns. Excludes 2,005 Common Shares that Mr. Hunt's wife owns as separate property, as to which Mr. Hunt disclaims beneficial ownership.

(8) Common Shares are held by a trust for which Mr. Kelley is trustee. Includes options to acquire 7,250 Common Shares.

(9)   Common Shares held by Mr. Wattles' children.

(10)   Two Common Shares are held in trusts for Mr. Manno's children.

(c) Except as otherwise noted above, no transactions in Common Shares were effected in the past 60 days by the persons listed in the above table.

     Ray L. Hunt acquired 160 Common Shares on November 29, 2000, at a price of $23.305625 per share in the Company Dividend Reinvestment Plan ("DRP"); 32 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney were acquired on November 29, 2000, at a price of $23.305625 per share in the Company DRP; 535 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner were acquired on November 29, 2000, at a price of $23.305625 per share in the Company DRP; 32 Common Shares held by a corporation which Mr. Hunt owns were acquired on November 29, 2000, at a price of $23.305625 per share in the Company DRP.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 4 is incorporated herein by reference.


                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 5, 2000



                                   SECURITY CAPITAL GROUP INCORPORATED



                                   By:
                                      ------------------------------------------
                                      Name:  Jeffrey A. Klopf
                                      Title: Senior Vice President and Secretary